SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated October 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 2, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

ANNOUNCEMENT
Proposed Sale by PCRD of its shares in PCCW

PCCW Limited (“PCCW”) refers to its announcement dated 10 July 2006 relating to the proposed sale by Pacific Century Regional Developments Limited (“PCRD”) of up to 1,526,773,301 shares in PCCW, representing approximately 22.65% of the current issued share capital of PCCW, to Fiorlatte Limited (the “Sale”).

PCRD has issued a further announcement through Singapore Exchange Securities Trading Limited in relation to the Sale, which is relevant to the contents of PCCW’s 10 July 2006 announcement, particularly in the context of the conditions precedent to completion of the Sale. The full text of PCRD’s further announcement is reproduced immediately below this announcement for the information of PCCW’s shareholders.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 31 October 2006

The directors of PCCW as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP;Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 196300381N

ANNOUNCEMENT

VOTING AT THE EXTRAORDINARY GENERAL MEETING
TO APPROVE THE SALE OF SHARES IN PCCW LIMITED

The Board of Directors of Pacific Century Regional Developments Limited (the “Company”) refers to the proposed sale (the “Sale”) by the Company of up to 1,526,773,301 ordinary shares of HK$0.25 each (the “Sale Shares”) in the share capital of PCCW Limited (“PCCW”), representing approximately 22.65 per cent. of the issued share capital of PCCW, to Fiorlatte Limited.

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements issued by the Company on 10 July 2006, 18 July 2006, 21 July 2006 and 20 September 2006.

The Company had in its announcement on 20 September 2006 stated that if assurance is required by the authorities that the Relevant Parties1 are not involved in the Sale (whether in relation to financing, refinancing or otherwise) and such assurance is not provided to the satisfaction of the authorities, PCG (Cayman) and Anglang may be required to abstain from voting on the Sale at the EGM to be held.

The Company has been informed by SGX-ST that since assurance that the Relevant Parties will not be involved in the Sale is not being provided, the SGX-ST therefore requires Mr Richard Li Tzar Kai and his associates (including PCG (Cayman) and Anglang) to abstain from voting on the Sale at the EGM to be held. In addition, the SGX-ST requires the Company to appoint an independent financial adviser to advise on whether the Sale is on normal commercial terms and is prejudicial to the interests of the Company and its minority shareholders. The opinion of the independent financial adviser will be contained in the circular to be issued to convene the EGM.

BY ORDER OF THE BOARD
Lim Beng Jin
Company Secretary
Singapore, 31 October 2006

1	Relevant Parties refer to Mr Richard Li Tzar Kai, the Pacific Century Group, PCGH and its group companies, the various trusts controlling PCGH and its group companies, and/or any of their associates, including Mr Li Ka-Shing.